UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

QUANTA SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13831	74-2851603
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2800 Post Oak Boulevard, Suite 2600

Houston, Texas 77056

(Address of principal executive offices)

Derrick A. Jensen

Chief Financial Officer

(713) 629-7600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Quanta Services, Inc. (the “Company,” “we” or “our”) has determined that tin, tantalum, tungsten and/or gold (the “Conflict Minerals”) are used in one or more of the products that we manufacture or contract to manufacture, where such Conflict Minerals are necessary to the functionality or production of such products. Accordingly, the Company is subject to the reporting requirements under Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended.

Quanta conducted a reasonable country of origin inquiry and due diligence, as required by paragraphs (a) and (c)(1) of Form SD, based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”), an internationally recognized due diligence framework, and used the conflict minerals reporting template developed by the EICC-GeSI Conflict-Free Sourcing Initiative to conduct a supply chain survey. Based on the Company’s reasonable country of origin inquiry and due diligence for the reporting period, the Company (i) determined that, with respect to certain Conflict Minerals necessary to the functionality or production of its products, such Conflict Minerals did not originate from the Democratic Republic of the Congo or an adjoining country, as defined in paragraph (d)(1) of Item 1.01 of Form SD, and (ii) was unable to determine whether certain other of the Conflict Minerals necessary to one or more of the Company’s products directly or indirectly finance or benefit armed groups, as defined in paragraph (d)(6) of Item 1.01 of Form SD, in the Democratic Republic of the Congo or an adjoining country.

Conflict Minerals Disclosure

The Company has prepared a Conflict Minerals Report for the calendar year ended December 31, 2013, which is filed as Exhibit 1.02 to this report. A copy of this report on Form SD and the Conflict Minerals Report can also be found on our website at www.quantaservices.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 of this report on Form SD is filed herewith as Exhibit 1.02.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Exhibit

1.02	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014	QUANTA SERVICES, INC.

	By:	/s/ Derrick A. Jensen
Derrick A. Jensen
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)